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18006852

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 05 2018 Washington DC 408

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Constellation Place, STE 1000
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George M. Russo (805) 573-1856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Plaza	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2018, by Michael Joseph

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SPENCER ADDISON RICHLEY
Commission # 2085356
Notary Public - California
Orange County
My Comm. Expires Oct 9, 2018

(Seal) Signature [signature]

STATEMENT OF FINANCIAL CONDITION

HFF Securities L.P.
Year Ended December 31, 2017
With Report and Supplementary Report of Independent Registered Public Accounting Firm

HFF Securities L.P.

Statement of Financial Condition

Year Ended December 31, 2017

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of
HFF, Inc. and the Partners of HFF Securities L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2006.

Ernst + Young LLP

March 1, 2018

HFF Securities L.P.

Statement of Financial Condition

December 31, 2017

Assets	
Current assets:	
Cash	$ 16,022,514
Accounts receivable	211,833
Prepaid expenses and other current assets	74,761
Total current assets	16,309,108
Property and equipment	9,719
Intangible assets	354,850
Goodwill	1,762,000
Total assets	$ 18,435,677
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 163,909
Due to affiliates	4,895,262
Accrued compensation	2,830,880
Total liabilities	7,890,051
Partners' capital:	
General partner's capital (1 partnership unit)	105,456
Limited partners' capital (99 partnership units)	10,440,170
Total partners' capital	10,545,626
Total liabilities and partners' capital	$ 18,435,677

See accompanying notes.

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of Holliday Fenoglio Fowler, L.P. ("HFF LP"), a financial intermediary and advisor in the commercial real estate industry that maintains offices in 25 cities in the United States and, effective January 17, 2017, one office in London, United Kingdom. On March 29, 2017, the Partnership received a contribution of assets from HFF, Inc., its limited partner, associated with HFF, Inc.'s acquisition of Hentschel & Company, LLC, a firm specializing in mergers and acquisitions and corporate advisory services. The Partnership's receipt of assets from HFF, Inc. is accounted for as a transaction between entities under common control at historical cost. Please see Note 2 for further detail regarding common control transactions. The Partnership shares office space with its affiliate in its Los Angeles, California and New York, New York offices. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined in the partnership agreement) are made at the sole discretion of the General Partner (as defined in the partnership agreement). None of the partners may withdraw from the Partnership without the consent of the other partners.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash

Cash includes cash in bank accounts.

Property and Equipment

Property and equipment are recorded at cost. The Partnership depreciates furniture, office equipment and computer equipment on the straight-line method over three to seven years. Software costs are depreciated using the straight-line method over three years, while capital leases and leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or useful life of the asset.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments that substantially extend the useful life of an asset are capitalized.

Common Control Transactions

In accordance with accounting guidance for transactions between entities under common control, the Partnership records assets and liabilities at their historical cost on the date of transfer with an offsetting amount reflected as an equity contribution on the balance sheet. The Partnership's receipt of contributed net assets from HFF, Inc. occurred contemporaneously with HFF Inc.'s acquisition of Hentschel & Company, LLC, and therefore, no retrospective adjustments are required. Please see Note 3 for further detail regarding the contribution.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is required to be tested for impairment at least annually. The Partnership performs its annual impairment test as of October 1 or more frequently when indicators of impairment are present. The goodwill impairment test involves comparing the fair value of a reporting unit to its carrying value, including goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss equal to the excess is recorded as a component of operations. The Partnership uses a combination of a discounted cash flow model ("DCF model") and a market approach to determine the current fair values of the reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volume and pricing, costs of services, and working capital changes and discount rates.

Intangible Assets

Intangible assets are comprised of a non-compete agreement and customer relationships. Based upon the term of the non-compete agreement and the Partnership's understanding of the expected life of customer relationships, useful lives of five years and one year were assigned to the assets, respectively.

Allocated Expenses from Affiliate

The Partnership is allocated certain overhead expenses from its affiliate based upon the headcount associated with the Partnership and the affiliate. This methodology is based upon managements' assumptions, which are considered reasonable and are consistently applied.

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) ASC 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. For the year ended December 31, 2017, management analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and concluded that no provision for income tax is required in the Partnership's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued new guidance on the accounting for leases. This new guidance will require that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than twelve months, with the result being the recognition of a right of use asset and a lease liability. The new lease accounting requirements are effective for the Partnership's 2019 fiscal year. The modified retrospective transition approach is required and early adoption is permitted. The Partnership is currently evaluating the impact of the new guidance on its financial statements.

In January 2017, FASB issued ASU No. 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." This ASU eliminates Step 2 from the goodwill impairment test. This ASU also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those years, with early adoption permitted. The Partnership adopted ASU 2017-04 in the current year and there was no impact on the financial statements and related disclosures.

3. Common Control Transactions

On March 29, 2017, the Partnership received a contribution of assets associated to the acquisition of Hentschel & Company, LLC ("Acquisition") by HFF, Inc., its limited partner, for $2,375,000. The purchase price allocation was performed by HFF, Inc. and the fair values of the assets acquired were determined using various valuation methodologies including both the income and market approaches. HFF Inc.'s purchase price allocation ascribed $277,000 to customer relationships, $336,000 to a non-competition agreement and the balance of $1,762,000 was recorded as goodwill. As a result of the contribution from HFF, Inc., the Partnership recorded the carrying value of the assets transferred.

4. Intangible Assets

Intangible assets for the year ended December 31, 2017 are detailed below.

	Life	Gross carrying value	Accumulated amortization	Net carrying amount
Customer relationship	1 year	$277,000	$(207,750)	$69,250
Non-competition agreement	5 years	$336,000	$(50,400)	$285,600
				$354,850

5. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2017, the Partnership's net capital ratio was 1.0 to 1.0. At December 31, 2017, the Partnership had net capital of $8,132,463, which was $7,606,459 in excess of its required minimum net capital of $526,004.

6. Related-Party Transactions

During 2017, the Partnership engaged in related-party transactions with HFF, Inc., its limited partner, and with HFF LP, its commercial real estate financial intermediary affiliate. At December 31, 2017, a total of $584,515 is due to HFF, Inc., and a total of $4,310,747 is due to HFF LP as more fully set forth below.

6. Related-Party Transactions (continued)

	HFF, Inc.	HFF LP	Total
Balance (payable) / receivable as of January 1, 2017	$(100,669)	$ 142,971	$ 42,302
Current year activity:			
Payroll tax (shares withheld)	345,297	-	345,297
General office expenses	-	(1,107,621)	(1,107,621)
Professional fees and other misc. expenses	(28,296)	(208,640)	(236,936)
Employee compensation and benefits	(800,847)	(490,451)	(1,291,298)
Fees collected at affiliate	-	(89,825)	(89,825)
Consulting fees due to affiliate	-	(2,557,181)	(2,557,181)
Balance payable as of December 31, 2017	$(584,515)	$(4,310,747)	$(4,895,262)

7. Retirement Plan

The Partnership maintains a retirement savings plan for all eligible employees, in which employees may make deferred salary contributions and after-tax contributions up to a combined 50% of compensation and the maximum amount allowable by the Internal Revenue Service. The Partnership matches contributions equal to 50% of the first 6% of combined deferred and after-tax salary contributions, up to a maximum of $5,000. The Partnership match is fully vested after two years of service.

8. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible losses exists, the Partnership records the accrual at the low end of the range. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition or results of operations.

9. Subsequent Events

The Partnership has evaluated subsequent events through March 1, 2018, the date on which these financial statements were issued.

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors of
HFF, Inc. and the Partners of HFF Securities L.P.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) HFF Securities L.P. (the Partnership) identified it may file an Exemption Report because the Partnership had no obligations under 17 C.F.R. § 240.15c3-3 and (2) the Partnership stated that it had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Audit Committee of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 1, 2018

HFF Securities L.P.
Exemption Report

HFF Securities L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership may file an Exemption Report because the Partnership had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Partnership had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Michael Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

HFF Securities L.P.

By: ______________________________
Title: Chief Compliance Officer
March 1, 2018

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Partners of HFF Securities L.P.:

We have performed the procedures enumerated below, which were agreed to by the Partners and management of HFF Securities L.P. (the Partnership), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Partnership's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Partnership's management is responsible for the Partnership's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY

Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Partnership's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 1, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2880*********************MIXED AADC 220
66485 FINRA DEC
HFF SECURITIES LP
10250 CONSTELLATION BLVD STE 1000
LOS ANGELES, CA 90067-6271

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Joseph (310) 407-2100

2. A. General Assessment (item 2e from page 2)		$ 32,721
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/27/17 Date Paid		(14,498)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		18,223
E. Interest computed on late payment (see instruction E) for - days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 18,223
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 18,223	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HFF Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 18.

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,814,140
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	–
2d. SIPC Net Operating Revenues	$ 21,814,140
2e. General Assessment @ .0015	$ 32,721

(to page 1, line 2.A.)